中國銀行(香港)有限公司
BANK OF CHINA (HONG KONG) LIMITED

Our Ref : BS(2007)001(JL) File No.82-34675

3 January 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commis
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020097

SUPPL

RECEIVED
2007 JAN -4 A 11:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31 December 2006 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

Jacqueline Lee
Assistant Company Secretary

Encl.

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	03/01/2007	09:39:19	Submitted By	02388P03
Date/Time Approved	03/01/2007	09:39:19	Approved By	02388P02
Submission No.	EBIS-070102-00003		Status	Approved

Company Code	LM02388 BOC Hong Kong (Holdings) Limited		
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung		
Contact No.	2846 2700		

For the month ended : 31/12/2006

Name of Company	LM02388 BOC Hong Kong (Holdings) Limited		
Contact Person	Jason C.W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	03/01/2007

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	2388	Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code :		Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

2. Preference Shares

Stock Code :		Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code :		Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

(●) Ordinary (1)
( ) Ordinary (2)
( ) Preference
( ) Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				(●) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				(●) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
3.	( ) Stock Code	HKD				(●) Ordinary (1) ( ) Ordinary (2) ( ) Preference

Subscription Price HKD

○ Other Class

4. HKD

◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

( )

Stock Code

Subscription Price HKD

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
Stock Code					◉ Ordinary (1) ○ Ordinary (2)
Subscription Price HKD					○ Preference ○ Other Class
2.	HKD				
Stock Code					◉ Ordinary (1) ○ Ordinary (2)
Subscription Price HKD					○ Preference ○ Other Class
3.	HKD				
Stock Code					◉ Ordinary (1) ○ Ordinary (2)
Subscription Price HKD					○ Preference ○ Other Class

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1)

			◯ Ordinary (2) ◯ Preference ◯ Other Class
5.**Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ◯ Ordinary (2) ◯ Preference ◯ Other Class
6.**Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	◉ Ordinary (1) ◯ Ordinary (2) ◯ Preference ◯ Other Class
7.**Redemption of share**		Redemption Date: (dd/mm/yyyy)	◉ Ordinary (1) ◯ Ordinary (2) ◯ Preference ◯ Other Class
8.**Other** (Please specify)	At Price : HKD	Issue and allotment date	◉ Ordinary (1) ◯ Ordinary (2) ◯ Preference ◯ Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name: Jason C.W. Yeung
* Title: Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

中國銀行(香港)有限公司
BANK OF CHINA (HONG KONG) LIMITED

Our Ref : BS(2006)288(JL) File No.82-34675

4 December 2006 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 30 November 2006 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	04/12/2006	09:37:33	Submitted By	02388P03
Date/Time Approved	04/12/2006	09:37:34	Approved By	02388P02
Submission No.	EBIS-061201-00005		Status	Approved

Company Code	LM02388	BOC Hong Kong (Holdings) Limited		
Your Capacity				
Announcement Category	Unvetted		Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung			
Contact No.	2846 2700			

For the month ended : 30/11/2006

Name of Company	LM02388	BOC Hong Kong (Holdings) Limited		
Contact Person	Jason C.W. Yeung			
Contact Telephone No.	2846 2700		Date submitted	04/12/2006

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 2388 Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

2. Preference Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

(◉) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				(◉) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				(◉) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
3.	( ) Stock Code	HKD				(◉) Ordinary (1) ( ) Ordinary (2) ( ) Preference

Subscription Price HKD						◯ Other Class
4.	HKD					
( )						◉ Ordinary (1)
						◯ Ordinary (2)
Stock Code						◯ Preference
Subscription Price HKD						◯ Other Class

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
					◉ Ordinary (1)
Stock Code					◯ Ordinary (2)
Subscription Price HKD					◯ Preference
					◯ Other Class
2.	HKD				
					◉ Ordinary (1)
Stock Code					◯ Ordinary (2)
Subscription Price HKD					◯ Preference
					◯ Other Class
3.	HKD				
					◉ Ordinary (1)
Stock Code					◯ Ordinary (2)
Subscription Price HKD					◯ Preference
					◯ Other Class

Other Issues of Shares

Type of Securities				No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	
				◉ Ordinary (1)
				◯ Ordinary (2)
				◯ Preference
				◯ Other Class
2. Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	
				◉ Ordinary (1)
				◯ Ordinary (2)
				◯ Preference
				◯ Other Class
3. Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	
				◉ Ordinary (1)
				◯ Ordinary (2)
				◯ Preference
				◯ Other Class
4. Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	
				◉ Ordinary (1)

			○ Ordinary (2) ○ Preference ○ Other Class
5. **Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	[ ] [ ] ◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
6. **Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	[ ] [ ] ◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
7. **Redemption of share**		Redemption Date: (dd/mm/yyyy)	[ ] [ ] ◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
8. **Other** (Please specify) [ ]	At Price : HKD [ ]	Issue and allotment date	[ ] [ ] ◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C.W. Yeung

* Title Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.